                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2002


                                -----------------


                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan

                    (Address of principal executive offices)


                                -----------------


                       [Indicate by check mark whether the
                      registrant files or will file annual
                      reports under cover Form 20-F or Form
                                     40-F.]


                         Form 20-F  X  Form 40-F
                                  -----          -----



                [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission

     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]



                               Yes       No   X
                                   -----    -----

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 25, 2002

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By: /s/ Atsushi Inamura
                                       -----------------------------------------
                                      Name:  Atsushi Inamura
                                      Title: Chief Manager,General Affairs
                                             Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.
                                                                  TSE Code; 8306


                     Mitsubishi Tokyo Financial Group, Inc.
              Reduction of Cash Dividends for the Fiscal Year 2002


Tokyo, November 25, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today resolved at a meeting of the board of directors not to pay interim cash dividends on common stock for fiscal 2002. The Board decided it would be prudent to forgo payment of an interim dividend in light of the volatile financial and economic conditions prevailing in the Japanese financial sector. MTFG also announced that the company plans to pay cash dividends on common stock to shareholders of record on March 31, 2003 of 4,000 yen per share, a decrease of 2,000 yen per share from the 6,000 yen per share in dividends paid for fiscal 2001. The Board determined to reduce cash dividends on common stock for fiscal 2002 to strengthen the financial condition of MTFG by bolstering its capital base. Cash dividends on preferred stock-class 1 and class 2 are expected to remain unchanged from the levels previously announced on May 24, 2002.

Revised payment of cash dividends for the fiscal year 2002      (unit; Japanese yen per share)
---------------------- -----------------------------------------------------------------------
                                                     Interim         Term-end        Full-year
                                                                     (Planned)
----------------------------------------------------------------------------------------------

Previous Announcement  Common stock                     3,000           3,000           6,000
                       -----------------------------------------------------------------------
(on May 24,2002)       Preferred stock-class 1         41,250          41,250          82,500
                       -----------------------------------------------------------------------
                       Preferred stock-class 2          8,100           8,100          16,200
----------------------------------------------------------------------------------------------
Revised                Common stock                     -               4,000           4,000
                       -----------------------------------------------------------------------
                       Preferred stock-class 1         41,250          41,250          82,500
                       -----------------------------------------------------------------------
                       Preferred stock-class 2          8,100           8,100          16,200
----------------------------------------------------------------------------------------------

                                   *        *       *

Inquires:  Mr. Kohei Tsushima
           General Manager, Public Relations Office
           Tel. +81-3-3240-8149

The foregoing forward-looking statements may be materially affected by regulatory developments or changes in governmental policies, laws, regulations, voluntary code of practice and interpretations, including those anticipated to be announced soon in Japan, changes in the level of Japanese stock prices, the occurrence of material new corporate bankruptcies, further developments in the Japanese or world economic environment, and other factors outside MTFG's control. These forward-looking statements are not guaranties of future performance, and actual results may differ materially.
Please see our latest annual report for additional information regarding the risks in our business.